srk consulting 1974 40 2014

SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada and Effective Date:** November 15, 2014.

I, Ken Reipas, residing at 43 Deverell Street, Whitby, Ontario do hereby certify that

1) I am a Principal Consultant with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada
2) I am a graduate of Queen's University with a BSc in Mining Engineering in 1981, and have practiced my profession continuously since 1981. My work has involved mine planning and mine supervision/operations for 16 years, and consulting on underground projects in several countries since 1997.
3) I am a Professional Engineer registered with the Professional Engineers of Ontario (PEO), registration number 100015286.
4) I have personally visited the Bellekeno project site from March 7 to 13, 2013.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
6) I am responsible for report Sections 2, 3, 14.14, 15, 16.1, 16.6, 16.9, 18, 19, 22, 23 and I co-authored Sections 1, 16.10, 21, 24, 25 and 26 and have reviewed the Technical Report.
7) My prior involvement with the project consists of co-authoring an Updated PEA Report, completed in November, 2013.
8) I have read National Instrument 43-101 and the definition of Qualified Person set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) SRK Consulting (Canada) Inc. and its supporting team of consultants were retained by .Alexco Resources Corporation (Alexco) to prepare an Updated Preliminary Economic Assessment of the KHSD project. In conducting the assessment, SRK followed CIM "Best practices" and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Alexco personnel.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Original Signed and Stamped"

Vancouver
December 10, 2014

Ken Reipas, PEng
Principal Consultant